

September 12, 2012

Via E-mail
Mr. Simon Dingemans
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England

Re: **GlaxoSmithKline plc**
            Form 20-F for the Fiscal Year Ended December 31, 2011
            Filed March 13, 2012
            File No. 001-15170

Dear Mr. Dingemans:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Exhibit 15.2
Financial Statements
Notes to the Financial Statements
9. Operating Profit, page 155

1. The table presenting fees payable to your auditors and associates refers to all other services, including regulatory, compliance and treasury related services. Please explain to us the nature and focus of these services received from PricewaterhouseCoopers LLP. In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4) of Regulation S-X. In your response, please specifically address the requirements of part (viii) of the referenced rule which prohibits auditors from making investment decisions on behalf of their audit clients.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant